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BAE Systems Acquires IST Dynamics

BAE Systems Land Systems South Africa has today agreed to acquire the business and assets of IST Dynamics, a privately held company owned by the Ethos group of companies.

IST Dynamics is based in Pretoria, South Africa, and specialises in the development of fire directing systems, remotely controlled turrets, weapon stations and related fire control sub-systems and products and fire control sub-systems-related training systems. The business has 52 employees.

The IST Dynamics business generated sales of £4.8 million with a profit before tax of £0.4 million in the year ended 29 February 2008 on gross assets of £ 5.2m.

Completion is subject to obtaining all regulatory approvals.

Issued by : BAE Systems, London